BRITTON INTERNATIONAL INC.
725 Kendall Lane
Boulder City, Nevada, USA 89005
tel/fax: 702.293.3613
cell: 702.630.6351
email: jacek@britton.com

March 17, 2006

BY COURIER

Mr. Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Windsor:

Subject: **Britton International Inc.**
            Amendment No. 1 to Form SB-2 filed January 27, 2006
            File No. 333-131248

This letter is in response to your comment letter dated February 13, 2006, regarding the registration statement on Form SB-2 filed by Britton International Inc., and accompanies Amendment No. 1 to the filing. We have reproduced below the comments in your letter and then direct your attention to how your comment was addressed and/or provide supplemental information.

We enclose four redlined and clean copies each of Amendment No. 1.

General

1.   We note that Mr. Oscilowicz is your only officer, director and employee and appears to have no prior experience in web based sales or jewelry sales. Please revise the forepart of the prospectus to reflect this situation. Consider a risk factor about this. Also, revise the filing to remove officer and director references in the plural, as well as other implications that there is more than one person involved in all of this.

      In response to your comment, information regarding this item has been added to the forepart of the prospectus and the bio for Jacek Oscilowicz in the Director, Executive Officer, Promoters and Control Persons section. A risk factor has also been added. Plural references to officers and directors has been amended, as appropriate, throughout the prospectus as requested.

2.   You appear to do business primarily or exclusively through a relationship with Britton Jewelers Inc. Please revise the forepart and the rest of the filing where appropriate to fully describe this

situation. Include any material contracts.

In response to your comment we have more fully explained the nature of the dependence on the supply of products from Britton Jewelry, Inc. and the fact that there is no written contract in place at this time. These additions appear in the Company Information section at page 1 and in the Business and Marketing Strategies section at page 26. In addition, we have added a specific paragraph dealing with this issue in the risk section under the heading "... we rely on third party suppliers ..." at page 8.

3. The website you reference on page 1, www.britton.com, seems to be the website of Britton Jewellery, Inc. For example, the home page appears over the signature of Tony Loureiro, the website page "My Account" indicates that the account is with Britton Jewelry, Inc. and the mailing address is in Canada. Further, both the website banner under the Google listing and the text of the home page indicate that "Over 150,000 couples chose to get engaged with Britton diamonds." Reconcile the information on the website with the information in your filing.

In response to your comment, we have corrected the address and signature information on the Website. These now show Britton International's correct address and the signature of Jacek Oscilowicz.

4. You state that the Christmas selling period is your most important. Please revise the filing to provide a recent events section for the quarter ended January 30, 2006.

In response to your comment, we have updated the prospectus to included: auditor reviewed financial statements for the quarter ending January 31, 2006; and a separate MD&A for this period which includes a recent events section.

5. Please provide the staff with your legal analysis supporting your reliance upon Regulation S for the sale of the shares supporting the purchase of your web site.

In response to your comment, we have added a paragraph at page 17 detailing the requirements for relying on the exemption from registration provided by Regulation S and noting that each of the requirements was satisfied with respect to each issuance made by us pursuant to said exemption.

Cover Page

6. Revise the cover page to identify the affiliates of the company who are considered underwriters and will therefore need to sell their shares at the $.15 offering price throughout the offering.

In response to your comment, we have revised the disclosure starting on page 1 to identify our affiliate and the fact that their shares will be offered at the $.15 offering price throughout the offering.

Prospectus Summary, page 1

7. Delete the first paragraph reference to incorporation. Form SB-2 does not allow for incorporation by reference.

    In response to your comment, we have deleted this paragraph.

8. Please move the second paragraph to a point after the risk factor section, or eliminate the paragraph as it appears to be Cautionary Statement on Forward-Looking Statements on page 15.

    In response to your comment we have combined the second paragraph into an expanded Cautionary Statement on Forward-Looking Statements on page 15..

The Offering, page 1

9. Please revise to disclose the shares offered are all of the company's shares currently outstanding and include all of the 5 million shares owned by Mr. Oscilowicz.

    In response to your comment, we have revised the disclosure starting on page 1 to include the fact that the shares being registered are all of the issued and outstanding shares and that the total includes those shares held by Mr. Oscilowicz.

10. Please reconcile the cover page description of the selling price before and after a market develops with the description here in the body of the text.

    In response to your comment, we have more fully described the selling price of the securities by affiliates and non-affiliates for the duration and thereafter on pages 1-2 and 19.

Our stock price will fluctuate after this offering, page 3

11. This risk factor discusses several generic reasons that your share price might fluctuate. Rather than rely upon the generic reasons, please discuss any specific reasons that your share price might fluctuate, including the fact that you arbitrarily set the price at $.15 per share. Avoid generic discussions of risk that could apply to any company as it tends to obscure the actual and specific risks that specifically apply to an investment in your company.

    In response to your comment, we have revised toe wording in the risk factor on page 3 to more specifically describe events particular to us which may cause a fluctuation in our share price once a market develops.

Because all our common stock....page 4

12. Revise this risk factor to clarify why a loss of control of the company by your president would be a risk to the unaffiliated shareholders. Alternatively, please consider removing this risk factor as it does not appear to discuss a material risk affecting any investment in your company.

In response to your comment, we have removed this risk factor.

Shareholders may experience dilution of ownership, page 5

13. An investor must be able to understand the likelihood of a particular risk occurring. Please revise to clarify whether management has any plans to sell shares in the coming 12 month period. Also consider combining this risk factor with the last risk factor on this page.

In response to your comment, we have combined the two Risk Factors to which you have referred and have made it more clear what might happen if additional securities were to be issued by us and we have included a statement that we do not have any plans to issue additional securities for the coming 12 months.

We rely exclusively on the sale of diamonds and fine jewelry, page 6

14. Revise this risk factor to discuss any specific and known risks that might affect the popularity of your main product. General loss of favor for a company's main product is a risk all companies face and therefore is not informative. Specific threats to your products, like the stigma of conflict diamonds and any costs associated with ensuring that you do not sell conflict diamonds should be discussed under a separate, specific heading.

In response to your comment, we have moved the risks associated with "conflict diamonds" to a separate heading. We do not feel that there are any risks or costs, specific to us, with respect to the reliance on the sale of diamonds and fine jewelry which are not general in nature and which are not universally applicable. That being said, we do believe that the risks stated in the existing paragraph are informative, despite their universal applicablility and unless you specifically dictate otherwise, we would prefer to retain this wording.

Because e-commerce transactions are subject to security risks, page 7

15. Revise this section to discuss your company's experience with financial fraud and collection issues.

In response to your comment, we have added more information to this risk item regarding our collection systems and our experience with fraud and collection issues.

Because we rely on third parties for the success of our business, page 8

16. Revise this section to identify the third parties that you rely upon and the services or products that they supply.

In response to your comment, we have added information to this risk item regarding the third parties on whom we rely and the products and services they supply.

We intend to rely on trademark and ..., page 9

17.   The three risk factors on page 9 seem to be risks faced by most any company. Either explain why these factors represent a particular risk to your company or consider deleting them.

        In response to your comment, we have removed this risk factor.

We expect our quarterly financial results..., page 10

18.   This risk factor seems to be a laundry list of possible problems which relate to almost any company. Please delete this type of list in your risk factor section. Describe any particular problem that might affect your results or consider deleting this risk factor so that your reader can focus on the risk factors that are most important. Note also for the similar risk factor on page 13.

        In response to your comment, we have removed the referenced risk factors on pages 10 and 13.

Because we may not be able to maintain or obtain..., page 11

19.   The three risk factors beginning on page 11 and the first three on page 12 seem to represent issues, mostly technological, that are faced by almost all businesses with web based operations. Please avoid generic risk factors. Revise these risk factors to describe a particular risk faced by your company or consider deleting them.

        In response to your comment, starting on page 10, we have deleted a section of the risk factor titled: "If use of the Internet, particularly with respect to online commerce, does not continue to increase as rapidly as we anticipate, our business will be harmed." and replaced it with a revised risk factor titled: "Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services.". Additionally, we have deleted the following three risk factors beginning on page 11 and the first three on page 12.

We may not succeed in continuing to establish..., page 13

20.   The last risk factor on page 13 is true for many companies. Is there a particular problem you have that potential purchasers need to know about? Please either revise this risk factor to disclose the specific risk to your company or consider deleting it.

        In response to your comment, we have removed this risk factor.

History and Background, page 24

21.   At the last paragraph, please indicate the amount of time Mr. Oscilowicz devotes to the company in a typical week. Consider the need for a risk factor on this point.

In response to your comment, we have added information to the last paragraph on page 24 and have added a risk factor on page 5 titled: "Because our President and sole employee, who is responsible for all our business activities, does not devote his full working time to operation and management of the Company, the implementation of our business plans may be impeded."

Business and Marketing Strategies, page 25

22.   Consider the need to discuss how unique your sales arrangements are, including your understanding as to why another company will provide you with the services you describe rather than opening their own website. Also, describe any noncompetition arrangements or discuss the likelihood that a company with whom you are doing business, such as Britton Jewelry, might develop its own web capacity. Presumably it might be able to do so with significantly greater financial and managerial resources, at the same time as it withdrew its services from your company.

In response to your comment, we have added a paragraph including a discussion of our relationship with our suppliers and explaining why we believe that they will not compete with us online.

Marketing and Promotion Strategy, page 26

23.   Please revise to describe your actual marketing efforts in detail, including current and expected expenditures and the particular types of promotions that you intend to use. We note some, apparently inconsistent information about your marketing in the MD&A section.

In response to your comment, we have expanded the description of our marketing plans and have reconciled this information with that provided in the MD&A sections.

Plan of Operations, page 36

24.   Substantially expand this section to discuss the particular steps and expenditures that management intends to take in the next twelve months. Also, please discuss your projected break-even profit model. At what level of sales would you be able to cover your fixed costs? The investor must be able to understand how you intend to operate and your projections for what it would require to the company to be able to operate effectively. Please refer to Item 303(a) of Regulation SB.

In response to your comment, we have expanded the Plan of Operations and included the suggested factors based on Item 303(a) of Regulation SB.

Certain Relationships and Related Transactions, page 37

25.   Please clarify how it was determined "at arms length" that the value of the web site was $10,000.

In response to your comment, we report here that the "at arms length" value of $10,000 for the website sale was based on the amount Britton Jewellery Inc. ("BJI") was charged by an independent third party firm for the last design upgrade of the website prior to its sale to the Company. During the audit of our Fiscal 2005 year end, our auditors contacted BJI and obtained documentation which satisfied the auditors that the basis for the use of $10,000 as the website sale value was verifiable and appropriate.

We trust the foregoing is satisfactory.

Yours truly,

BRITTON INTERNATIONAL INC.

Jacek Oscilowicz

Cc: Thomas E. Stepp, Jr. – Stepp Law Group